October 5, 2022

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: F/m Funds Trust

CIK No. 0001546416

File No. 333-258685

Request for Withdrawal of N-14/A Filing (Accession No: 0001580642-22-005005)

Ladies and Gentlemen:

On behalf of F/m Funds Trust (“Registrant”), pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), as amended, the Registrant hereby respectfully requests the withdrawal of the N-14/A filing (the “Amendment”), which was filed on October 3, 2022. The Amendment was filed for the purpose of adding as an exhibit the tax opinion relating to the reorganization of the F/m Investments Large Cap Focused Fund series of IDX Funds into a new series of the Registrant (the “Reorganization”).

The Registrant requests this withdrawal because the Amendment was submitted inadvertently as a N-14/A filing when it should have been submitted as a post-effective amendment filing to the Registrant’s Registration Statement on Form N-14 (Securities Act Registration No. 333-258685) relating to the Reorganization (the “N-14 Registration Statement”). The Registrant will file a post-effective amendment adding the tax opinion to the N-14 Registration Statement on or about October 6, 2022.

Please contact the undersigned at 513/346-4181 if you have any questions.

Very truly yours,

/s/ Betsy Santen

Betsy Santen

Assistant Secretary

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com